# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LINCOLN BAIN CAPITAL TOTAL CREDIT FUND, CIK 0002054992
CUSIP: 53287N300
Title of class of securities: Shares of beneficial interest, no par value per share
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana (IN), 46802
Date of event which requires filing of this statement: 06/17/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002095286

## Reporting persons
- LVIP GLOBAL GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: type of reporting person: investment company (IV), other (OO); sole voting power 0; shared voting power 9,124,184.83; sole dispositive power 0; shared dispositive power 9,124,184.83; aggregate amount beneficially owned 9,124,184.83 (27.58% of the class)
- LVIP GLOBAL MODERATE ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: type of reporting person: investment company (IV), other (OO); sole voting power 0; shared voting power 7,901,423.76; sole dispositive power 0; shared dispositive power 7,901,423.76; aggregate amount beneficially owned 7,901,423.76 (23.88% of the class)
- LVIP U.S. GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: type of reporting person: investment company (IV), other (OO); sole voting power 0; shared voting power 3,214,950.63; sole dispositive power 0; shared dispositive power 3,214,950.63; aggregate amount beneficially owned 3,214,950.63 (9.72% of the class)

## Item 1. Issuer
Name of issuer: LINCOLN BAIN CAPITAL TOTAL CREDIT FUND
Address of issuer's principal executive offices: 1301 South Harrison Street, Fort Wayne, Indiana 46802

## Item 2. Person Filing
Name of person filing:
1: LVIP Global Growth Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

2: LVIP Global Moderate Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust

3: LVIP U.S Growth Allocation Managed Risk Fund, a series of Lincoln Variable Insurance Products Trust
Address of principal business office or, if none, residence:
1: 1301 South Harrison Street, Fort Wayne, Indiana 46802

2: 1301 South Harrison Street, Fort Wayne, Indiana 46802

3: 1301 South Harrison Street, Fort Wayne, Indiana 46802
Citizenship:
1: Delaware
2: Delaware
3: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: insurance company (IC), investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares of beneficial interest, no par value (the "Shares"), reported in this Schedule 13G/A are held in the accounts of clients of Lincoln Financial Investments Corporation, a Tennessee corporation ("LFI"), none of which individually owns more than 5% of the Shares, other than (1) LVIP Global Growth Allocation Managed Risk Fund,(2) LVIP Global Moderate Allocation Managed Risk Fund and (3) LVIP U.S. Growth Allocation Managed Risk Fund, each a series of Lincoln Variable Insurance Products Trust (the "Trust"), an investment company registered with the U.S. Securities and Exchange Commission under the Investment Company Act of 1940, as amended.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Lincoln National Corporation, an Indiana corporation, is the ultimate parent company of LFI and The Lincoln National Life Insurance Company, an Indiana corporation ('LNL"). LFI is registered as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended, and acts as investment adviser to each of (1) LVIP Global Growth Allocation Managed Risk Fund,(2) LVIP Global Moderate Allocation Managed Risk Fund and (3) LVIP U.S. Growth Allocation Managed Risk Fund, each a series of the Trust for which LFI serves as investment adviser. LNL is classified as an insurance company as defined in Section 3(a)(19) of the Securities Exchange Act of 1934.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- LVIP GLOBAL GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (06/22/2026)
- LVIP GLOBAL MODERATE ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (06/22/2026)
- LVIP U.S. GROWTH ALLOCATION MANAGED RISK FUND, A SERIES OF LINCOLN VARIABLE INSURANCE PRODUCTS TRUST: /s/Gordon Huellmantel, Gordon Huellmantel, Senior Vice President (06/22/2026)